FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             PAGE 1 OF 16 PAGES


                      Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934



                               November, 2002



                     Huaneng Power International, Inc.
                   West Wing, Building C, Tianyin Mansion
                         No. 2C Fuxingmennan Street
                              Xicheng District
                            Beijing, 100031 PRC



This Form 6-K consists of:

          A press announcement by Huaneng Power International, in English, of ongoing connected transactions.

         A press announcement by Huaneng Power International, in English, of having entered into a management agreement with Huaneng Group and HIPDC.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.

[GRAPHIC OMITTED]          HUANENG POWER INTERNATIONAL, INC.


(A Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                      ON-GOING CONNECTED TRANSACTION

o On 6th November 2002, the Company entered into the Entrusted Management Agreement with Huaneng Group and HIPDC, pursuant to which the Company agreed to provide management services to Huaneng Group and HIPDC for the Entrusted Power Plants. The estimated total service fee per year is RMB50.6 million. The service fee was determined on arm's length terms.

o As Huaneng Group and HIPDC are direct and indirect substantial shareholders of the Company, the Transaction constitutes a connected transaction for the Company under the Hong Kong Listing Rules and the Shanghai Listing Rules.

o The Company will convene an EGM for the purposes of seeking the approvals of Independent Shareholders for the Transaction (including the Entrusted Management Agreement) under the Shanghai Listing Rules. Huaneng Group and HIPDC and their respective Associates will abstain from voting in respect of the resolution relating to the Transaction.

o The Company expects that the notice of the EGM and the Circular will be despatched to the shareholders of H shares within 21 days from the date of this announcement.

Background

The Company currently operates 17 power plants in the PRC with a net generation capacity of 13,895 MW.

The relationship between the Company, Huaneng Group and HIPDC is as follows:

                             |----------------|
                             | Huaneng Group |
                             |----------------|
                                     |
                                     | 51.98%
                                     |
                             |----------------|
                             |     HIPDC      |
                             |----------------|
                                     |
                                     | 42.58%
                                     |
                             |----------------|
                             |   the Company  |
                             |----------------|

Huaneng Group is an indirect controlling shareholder of the Company, holding a 51.98% interest in HIPDC. As of the Latest Practicable Date, HIPDC held 2,554,840,000 Domestic Shares in the Company, representing 42.58% of the total issued share capital (Domestic Shares and H Shares) of the Company.

ENTRUSTED MANAGEMENT AGREEMENT

The Entrusted Management Agreement was approved by the Directors at the board meeting held on 5th November 2002 and signed by Huaneng Group, HIPDC and the Company on 6th November 2002.

Date of the Entrusted     6th November 2002
  Management
  Agreement:


Parties:               Entrusting Party:  Huaneng Group
                                          HIPDC

                       Managing Party:    The Company

Assets entrusted:      (i)    17 Entrusted Power Plants currently managed
                              and power plants in the future controlled by the Huaneng Group

                       (ii) 5 Entrusted Power Plants currently managed and power plants in the future controlled by HIPDC

Service rendered:      Management service provided by the Company in
                       respect of the Entrusted Power Plants. The Entrusted
                       Management Agreement has a term of 5 years. Upon the expiry of the Entrusted Management Agreement, unless any party intends otherwise, it will continue to be operational. The Entrusted Management Agreement may also be terminated by, inter alia, (i) Huaneng Group and/or HIPDC giving 30 days notice to the Company or
                       (ii) the Company giving 90 days notice to Huaneng
                       Group and/or HIPDC.

Service fee:           The total management fee per year in respect of the
                       Entrusted Management is approximately RMB50.6 million.

                       If the aggregate Net Installed Capacity of the Entrusted Power Plants exceeds 14,000 MW, the monthly service fee payable by Huaneng Group and/or HIPDC to the Company shall be adjusted as follows:


                                                     the aggregate of the actual
                                                     Net Installed Capacity
                                                     consigned under the Entrusted
                       the service fee payable       Management for that month
                       for the previous month   x    -----------------------------
%                                                    the aggregate of the actual Net
                                                     Installed Capacity consigned under
                                                     the Entrusted Management for the
                                                     previous month

                       The service fee (excluding the incentive / penalty element) is payable monthly by Huaneng Group and HIPDC to the Company in arrears. The service fee in respect of the Entrusted Management was determined on the basis of normal commercial terms and arm's length negotiation between the parties thereto with reference to international practice.

Condition:             The Entrusted Management Agreement is subject to the
                       Transaction (including the Entrusted Management
                       Agreement) being approved and adopted by the Independent Shareholders.

RATIONALE FOR THE TRANSACTION AND PRICING FACTORS

The Company develops, constructs, operates and manages large thermal power plants in China nationwide. It is the largest independent power producer in China.

The Company is able to gain more management experience and improve its management abilities through the management of the Entrusted Power Plants, thereby minimizing competition with related parties. By reason of the above, the Company will be able to further strengthen its leading position in the power generation market of the PRC. At the same time of streamlining the managemnt structure of the thermal power generation assets of the Huaneng Group, it also paves the way for the further integration of the power generation assets of the Huaneng Group.

The Entrusted Management would also enable the Company to obtain direct knowledge in the development status of more power markets, thereby exploring new development opportunities. The Entrusted Management will be the main driving force of the Company's future development.

The service fee payable by Huaneng Group and HIPDC comprises the following three components:

(i) costs (including set-up, operational and other recurrent items to be incurred by the Company in managing the Entrusted Power Plants), namely RMB46 million per annum;

(ii) a premium to cover estimation risks which represents 10% of the costs, namely RMB4.6 million per annum; and

(iii) an incentive / penalty component which is calculated based on the confirmed results and does not exceed 15% of the costs, namely either an incentive or a penalty of not more than RMB6.9 million.

The total service fee will be adjusted annually by reference to the inflation rate of the previous year as published by the State Statistic Department and the salary component will be adjusted by the percentage increase approved by the board of the Company. This methodology is consistent with international practice and is equitable to the shareholders.


INFORMATION REGARDING THE ENTRUSTED POWER PLANTS

     (1)    Entrusted Power Plants currently managed by Huaneng Group

            Name of              Date of            Nature             Registered          Location
            Entrusted Power      establishment      of entity          Capital
            Plant                                                      (RMB
                                                                       thousands)

      1     Huaneng Group        1st February 2001  State-owned                            Shandong Province
            Xindian Power                           branch entity                          Zibo City
            Plant

      2     Huaneng Group        1st February 2001  State-owned                            Shandong Province
            Baiyang River                           branch entity                          Zibo City
            Power Plant

      3     Yimin Huaneng        18th May 1995      Limited            583,900             Inter Mongolia
            Dongdian Coal-                          Liability                              Autonomus Region
            Fired Power                             Company                                Hulunbei - ermeng
            Limited Liability
            Company



      4     Tianjin Huaneng      17th May 1996      Limited            300,000             Tianjin City
            Yangliuqing Power                       Liability
            Generation Limited                      Company
            Liability Company


      5     Jinggangshan         18th March 1996    Limited            529,850             Jiangxi Province
            Huaneng Power                           Liability                              Jian City
            Generation Limited                      Company
            Liability Company



      6     Daqing Huaneng       24th December      Limited            110,000             Heilongjiang
            Xinhua Power         1997               Liability                              Province Daqing
            Generation Limited                      Company                                City
            Liability Company

      7     Shanxi Huaneng       29th November      Limited            80,000              Shanxi Province
            Yushe Power          1994               Liability                              Yushe County
            Limited Liability                       Company
            Company


      8     Suzhou Huaneng       15th September     Limited            20,000              Jiangsu Province
            Termal Power         1997               Liability                              Suzhou City
            Limited                                 Company
            Company







      9     Henan Huaneng        26th December      Limited            10,000              Henan Province
            Qinbei Power         2001               Liability                              Jiyuan City
            Generation Limited                      Company
            Liability Company






     10     Hubei Huaneng        4th January 1999   Limited            90,596              Hubei Province
            Sujiawan Power                          Liability                              Wuhan City
            Generation Limited                      Company
            Liability Company




     11     Changshan            25th August 1997   State-owned        60,000              Jilin Province
            Huaneng Thermal                                                                Songyuan City
            Power Plant

     12     Wuhan Huazhong       13th September     Company            650,000             Hubei Province
            Huaneng Power        1996               Limited by                             Wuhan City
            Generation Joint                        Shares
            Stock Limited
            Company






     13     Guangdong Yuehwa     3rd December 1986  Limited            360,000             Guangdong
            Power Generation                        Liability                              Province
            Limited Liability                       Company                                Guangzhou City
            Company

     14     Inner Mongolia       12th May           Company            944,980             Inner
            Mendian Huaneng      1994               Limited by                             Mongolia
            Thermal Power                           Shares                                 Autonomous
            Generation                              (Listed)                               Region
            Company Limited                                                                Huhehaote
                                                                                           City


     15     Liaoning Nenggang    31st August 1998   Sino-Foreign       716457.7            Liaoning Province
            Power Plant                             Co-operation       (actual             Fushun City
            Company Limited                                            paid up
                                                                       capital 477,890)










     16     Haikou Thermal       20th October 1994  Company            540,510             Hainan Province
            Power Generation                        Limited                                Haikou City
            Company Limited                         by Shares















     17     Hegang Power         24th February 1998 Limited            300,000             Heilongjiang
            Generation Limited                      Liability                              Province Hegang
            Liability Company                       Company                                City









     (2)    Entrusted Power Plants currently managed by HIPDC

            Name of              Date of            Nature of          Capital             Location
            Entrusted            establishment      entity             (RMB
            Power Plant                                                thousands)



      1     HIPDC                8th June 1985      Branch of                              Chongqing
            Changing                                Sino-foreign                           City
            Branch                                  equity joint
            Company                                 venture
            (Luohuang
            Power Plant)

      2     HIPDC                8th June 1985      Branch of                              Chongqing
            Chongqing                               Sino-foreign                           City
            Branch                                  equity joint
            Company                                 venture
            (Chongqin
             CCGT)


      3     HIPDC Yueyang        16th October       Branch of                              Hunan
            Branch               1996               Sino-foreign                           Province
            Company                                 equity joint                           Yueyang
                                                    venture

      4     HIPDC Yingkou        27th February      Branch of                              Liaoning
            Branch               1988               Sino-foreign                           Province
            Company                                 equity joint                           Yingkou
                                                    venture

      5     HIPDC Beijing        21st January       Branch of                              Beijing
            Branch               1991               Sino-foreign                           City
            Company                                 equity joint
            (Beijing                                venture
            Huaneng
            Thermal Power
            Plant)


[Chart Continued]

     (1)    Entrusted Power Plants currently managed by Huaneng Group

            Name of            Installed           Percentage of     other
            Entrusted Power    capacity            ownership by      shareholders
            Plant              (no. of units x MW) Huaneng Group


      1     Huaneng Group      2 x 220             100%
            Xindian Power      2 x 100
            Plant

      2     Huaneng Group      3 x 50              100%
            Baiyang River
            Power Plant

      3     Yimin Huaneng      2 x 500             51%               Liaoning Provincial
            Dongdian Coal-                                           Power Company,
            Fired Power                                              Heilongjiang
            Limited Liability                                        Provincial Power
            Company                                                  Company and Jilin
                                                                     Provincial Power
                                                                     Company

      4     Tianjin Huaneng    2 x 300             54.02%            Tianjin Municipal
            Yangliuqing Power  1 x 125                               Jinneng Investment
            Generation Limited 2 x 100                               Company and
            Liability Company                                        Huabui Power
                                                                     Development Company

      5     Jinggangshan       2 x 300             60%               Jiangxi Provincial
            Huaneng Power                                            Power Compnay
            Generation Limited                                       and Jiangxi
            Liability Company                                        Provincial
                                                                     Investment
                                                                     Company

      6     Daqing Huaneng     1 x 200             70%               Heilongjiang
            Xinhua Power       2 x 100                               Provincial Power
            Generation Limited 2 x 50                                Development
            Liability Company                                        Company

      7     Shanxi Huaneng     2 x 100             50%               Shanxi Provincial
            Yushe Power                                              Regional Power
            Limited Liability                                        Company and
            Company                                                  Shanxi Provincial
                                                                     Power Company

      8     Suzhou Huaneng     1 x 6               53.45%            Suzhou Municipal
            Termal Power       1 x 3                                 Huqiu District
            Limited                                                  State-owned
            Company                                                  (Collective) Asset
                                                                     Management
                                                                     Company and Jiangsu Changjiang
                                                                     Energy Saving
                                                                     Industrial
                                                                     Development
                                                                     Company

      9     Henan Huaneng      2 x 600             55.00%            Henan Provincial
            Qinbei Power                                             Construction and
            Generation Limited                                       Investment Corporation
            Liability Company                                        Power company and
                                                                     Henan Provincial
                                                                     Jiyuan City
                                                                     Construction and
                                                                     Investment
                                                                     Company

     10     Hubei Huaneng      3 x100              53.25%            Hubei Provincial
            Sujiawan Power                                           Power Company,
            Generation Limited                                       Hubei Yangxin
            Liability Company                                        Aluminium Plant,
                                                                     E'Cheng Iron and
                                                                     Steel Group Limited
                                                                     Liability Company

     11     Changshan          2 x 100             68.27%            Jilin Provincial
            Huaneng Thermal                                          Energy and Transportation
            Power Plant                                              Corporation

     12     Wuhan Huazhong     4 x 300             40%               Central China
            Huaneng Power                          (Note 1)          Power Corporation
            Generation Joint                                         Wuhan Power
            Stock Limited                                            Development
            Company                                                  Company, Central
                                                                     China Power
                                                                     Development
                                                                     Company and
                                                                     Wuhan Tianli
                                                                     Property Company

     13     Guangdong Yuehwa   2x300 4x125         49%               Guangdong
            Power Generation                       (Note 2)          Provincial Yuedian
            Limited Liability                                        Asset Operation
            Company                                                  Company Limited

     14     Inner Mongolia     4x200 3x100         12.73%            Inner Mongolia
            Mendian Huaneng    5x50                                  Power (Group)
            Thermal Power      3x25                                  Limited Liability
            Generation                                               Company, state-
            Company Limited                                          owned shares.
                                                                     Listed RMB
                                                                     domestic shares

     15     Liaoning Nenggang  2 x 200             32.97%            Liaoning Energy
            Power Plant                                              Corporation and
            Company Limited                                          Liaogang Power
                                                                     Company Limited
                                                                     Hainan Provincial
                                                                     State-owned Assets
                                                                     Administration
                                                                     Bureau, Hainan
                                                                     Foreign Economic
                                                                     and Trade Bidding
                                                                     Company and
                                                                     Hainan Tianhe
                                                                     Industrial Company

     16     Haikou Thermal     2x125 1x100         15.55%            Hainan Provincial
            Power Generation                                         Power Company,
            Company Limited                                          Zhongyin Group
                                                                     Investment
                                                                     Company Limited,
                                                                     Haikou Gangao
                                                                     Power Investment
                                                                     Company, Huaneng
                                                                     (Hainan) Joint
                                                                     Stock Company.
                                                                     Hainan Qiongshen
                                                                     Property
                                                                     Development
                                                                     Company Limited.
                                                                     Hainan Provincial
                                                                     State-owned Assets


     17     Hegang Power       2x300               13%               Northern China
            Generation Limited                                       Power Corporation,
            Liability Company                                        Guohua Energy
                                                                     Company Limited.
                                                                     Heilongjiang
                                                                     Provincial Power
                                                                     Development
                                                                     Company and
                                                                     Heilongjiang
                                                                     Provincial Power
                                                                     Company


     (2)    Entrusted Power Plants currently managed by HIPDC


            Name of            Installed           Percentage        Other shareholders
            Entrusted          capacity            of ownership
            Power Plant        (no. of             by HIPDC
                               units x
                               MW)


      1     HIPDC              4x360               (Note 3)          (Note 4)
            Changing
            Branch
            Company
            (Luohuang
            Power Plant)

      2     HIPDC              2x36.75             (Note 3)          (Note 4)
            Chongqing          1x35.1
            Branch
            Company
            (Chongqin
             CCGT)


      3     HIPDC Yueyang      2x362.5             (Note 3)          (Note 4)
            Branch
            Company


      4     HIPDC Yingkou      2x300               (Note 3)          (Note 4)
            Branch
            Company


      5     HIPDC Beijing      2x165               (Note 3)          (Note 4)
            Branch             2x220
            Company
            (Beijing
            Huaneng
            Thermal Power
            Plant)






Note 1:      Huaneng Group has the management right of such power plant

Note 2:      The board of directors is controlled by Huaneng Group.

Note 3:      The structure of the investment is subject to confirmation.  However, HIPDC will have a interests in them of more than 50%

Note 4:      Beneficiaries nominated by the local governments.



CONNECTED TRANSACTION

As Huaneng Group and HIPDC are indirect and direct substantial shareholders of the Company due to HIPDC's 42.58% ownership of the Company and Huaneng Group's 51.98% ownership in HIPDC, under the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons to the Company. The Transaction will constitute a connected transaction for the Company under Rule 14.25(1) of the Hong Kong Listing Rules.

The estimated service fee payable in respect of the Transaction per annum falls below the deminimus threshold of the higher of HK$10,000,000 or 3% of the net tangible assets of the Company (and its subsidiaries) under Rule 14.25(1) of the Hong Kong Listing Rules.

Directors' opinion on the Transaction

The Directors (including the Independent Directors) consider that the Transaction is and will be carried out in the Company's ordinary course of business at arm's length basis, on normal commercial terms and is fair and reasonable to the shareholders of the Company. The Directors believe that the consideration under the Transaction is reasonable and is fair to both the Company and all its shareholders. The Entrusted Management is in accordance with the long term development strategy of the Company.

WAIVER TO BE SOUGHT

As the Directors consider that it would be impracticable for the Company to comply strictly with the connected transactions requirements of the Hong Kong Listing Rules on each occasion when the Transaction arises, the Company will apply to the Hong Kong Stock Exchange for a waiver of the Transaction from strict compliance with such requirements:

(a) the Transaction will be (i) in the ordinary and usual course of business of the Company; and (ii) either on normal commercial terms, or on terms no less favourable than those available to (or from) independent third parties; or (iii) where there is no available comparison for the purpose of determining whether (i) or (ii) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(b) the aggregate value of the Transaction in each financial year will not exceed 3% of the net tangible assets of the Company (as disclosed in the Company's published consolidated accounts) during the latest period:

(c) details of the Transaction as required by Rule 14.25(1)(A) to (D) of the Hong Kong Listing Rules to be disclosed in the Company's next and subsequent published annual reports;

(d) the Independent Directors shall review annually the Transaction and confirm in the Company's annual report that the Transaction has been conducted in the manner stated in condition (a) and (b) above; and

(e) the auditors of the Company shall review annually the Transaction, and confirm to the board of Directors in writing (a copy of which will be provided to the Stock Exchange) that the Transaction:

      (i)   received the approval of the Directors;

      (ii) has been entered into at price levels consistent with the pricing policies as stated in the relevant agreements;

      (iii) has been entered into in accordance with the terms of the agreement governing the Transaction; and

      (iv)  has not exceeded the caps as set out in condition (b) above;
            and

Where, for whatever reason, the auditor declines to accept the engagement or is unable to provide the letter, the Directors shall notify the Stock Exchange immediately.

CONNECTED TRANSACTIONS UNDER SHANGHAI LISTING RULES

As the A shares of the Company are listed on the Shanghai Stock Exchange, the Company is required, in addition to the Hong Kong Listing Rules, also to comply with the Shanghai Listing Rules.

The Transaction will constitute a connected transaction under the Shanghai Listing Rules, which shall be subject to the approval of the Company's shareholders. The connected persons (as defined under the Shanghai Listing Rules) shall abstain from voting on resolutions related to the Transactions.

In accordance with Rule 7.3.11(9) of the Shanghai Listing Rules, the Company has appointed Beijing H&J Vanguard Consulting Limited ("Hejun") as the PRC independent financial advisor to the Independent Directors in respect of the Transaction.

Details of Hejun's views regarding the Transaction will be set out in the Circular to be dispatched by the Company in respect of the Transaction to the shareholders.

The Independent Directors are of the view that (1) the board of Directors has met the relevant requirements of the Shanghai Listing Rules and the articles of association of the Company regarding approval of the relevant resolutions of the Transaction; and (2) the Transaction arising therefrom is fair to the Company's shareholders.

THE EGM

The Company will convene an EGM on 23rd December 2002 to consider the approval of the Transaction (including the Entrusted Management Agreement). Huaneng Group, HIPDC, and their respective Associates will abstain from voting at the EGM in respect of the ordinary resolutions to approve the Transaction (including the Entrusted Management Agreement). The Company expects that the notice of the EGM and the Circular giving further information on the Transaction (including the Entrusted Management Agreement) will be despatched to shareholders of H shares within 21 days from the date of this announcement.

DOCUMENTS FOR INSPECTION

The following documents are now available for inspection at the Company's office:

1. Resolutions of the board of Directors and minutes signed by the Directors;

2.    Entrusted Management Agreement; and

3. Opinion of Beijing H&J Vanguard Consulting Limited (as the PRC independent financial advisor).

DEFINITIONS

"Associate"       the meaning ascribed to it in the Hong Kong Listing
                  Rules;

"Circular"        the Circular to be despatched to its shareholders of H
                  shares by the Company in respect of the Transaction;

"Company"         Huaneng Power International, Inc.;

"Directors"       the directors of the Company;

"Entrusted        the management of the Entrusted Power Plants entrusted by
  Management"     Huaneng Group and HIPDC to the Company pursuant to the
                  Entrusted Management Agreement;

"Entrusted        the entrusted management agreement entered into among the
  Management      Company, Huaneng Group and HIPDC on 6th November 2002;
  Agreement"

"Entrusted        the power plants currently or in the future managed or
  Power Plants"   controlled by Huaneng Group or HIPDC, the management of
                  which will be entrusted to the Company in accordance with the Entrusted Management Agreement;

"EGM" an extraordinary general meeting of the Company to be held for shareholders of the Company to consider and approve the Transaction;

"HIPDC"           Huaneng International Power Development Corporation;

"Hong Kong        the Rules Governing the Listing of Securities on the Hong
  Listing         Kong Stock Exchange;
  Rules"

"Huaneng Group"   China Huaneng Group;

"Independent      the independent directors of the Company, who are invited
  Directors"      to advise the Independent Shareholders in connection with
                  the Transaction;

"Independent      shareholders of the Company other than Huaneng Group,
  Shareholders"   HIPDC and their respective Associates;

"Latest           6th November 2002, being the latest practicable date
  Practicable     prior to the publication of this announcement for
  Date"           ascertaining certain information referred to in this
                  announcement;

"Net Installed    the total of the installed capacity of controlled power
  Capacity"       plants (of which be calculated on 100% equity basis) and
                  uncontrolled power plants (of which be calculated on owned equity basis);

"PRC"             the People's Republic of China;

"RMB"             the lawful currency of the PRC;

"Shanghai
  Listing
  Rules"          The Listing Rules of Shanghai Stock Exchange

"Stock Exchange"  The Stock Exchange of Hong Kong Limited; and

"Transaction"     the subject of the Entrusted Management Agreement.

                                                    By Order of the Board
                                              Huaneng Power International, Inc
                                                         Huang Long
                                                     Company Secretary

Beijing, the PRC
7th November 2002

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                     HUANENG POWER INTERNATIONAL, INC.
                     Entered into Management Agreement
                        with Huaneng Group and HIPDC


(Beijing, China, November 6, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today entered into the Management Agreement (the "Agreement") with China Huaneng Group (the "Huaneng Group") and Huaneng International Power Development Corporation ("HIPDC") in Beijing. Pursuant to the Agreement, the Company agreed to provide management services to Huaneng Group and HIPDC for the thermal power plants managed and controlled by them. Huaneng Group and HIPDC will pay management fee to the Company, and the total management fee per year is approximately RMB 50.6 million. The Agreement was approved by the directors of the Company at the Company's board meeting held on November 5, 2002.

As Huaneng Group owns 51.98% equity interest in HIPDC and HIPDC holds 42.58% shares of the Company, the transaction under the Agreement constitutes a connected transaction for the Company, which should be subject to the approval of the Company's independent shareholders at the extraordinary general meeting to be held on December 23, 2002. Huaneng Group, HIPDC, and their respective Associates will abstain from voting at the extraordinary general meeting in respect of the resolutions relating to the Agreement.

The Company is able to gain more management experience and further improve the quality of its management abilities through the management of the entrusted power plants. By the reason of above, the Company will be able to further strengthen its leading position in the power generation market of the PRC. At the same time of streamlining the management structure of the thermal power generation assets of Huaneng Group, it also paves the way for the further integration of the power generation assets of Huaneng Group.


Huaneng Power Int'l Inc. Entered into Entrusted Management Agreement with Huaneng Group and HIPDC...P.2


Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net generation capacity of 13,895MW, the Company is the largest independent power producer in China.


                                  - End -


For any details regarding this agreement, please refer to the announcements published in Wen Wei Po and South China Morning Post dated November 7, 2002. The soft copy of the announcement will also be made available at the following websites: Hong Kong Stock Exchange: http://www.hkex.com.hk The
Company: http://www.hpi.com.cn



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Mr. Raymond Siu / Ms. Edith Lui
Rikes Communications Limited
Tel:  (852) 2520 2201 / 9496 6188 / 9277 8595
Fax:(852) 2520 2241

                                 SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                           HUANENG POWER INTERNATIONAL, INC.

                           By  /s/ Wang Xiaosong
                             -------------------------------

                           Name:    Wang Xiaosong
                           Title:   Vice Chairman


Date:     November 7, 2002